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FOR IMMEDIATE RELEASE

For Information Contact:
Dennis Lehman, CFO
(703) 277-7036

                FORUM GROUP INCREASES OFFER FOR FORUM RETIREMENT
                   PARTNERS UNITS TO $2.83 AND EXTENDS OFFER

         Fairfax, Virginia, October 16, 1995 -- Forum Group, Inc. (NASDAQ Small Cap:FOUR) announced today that, following discussions with representatives of a Special Committee of the Board of Directors of Forum Retirement, Inc., the general partner of Forum Retirement Partners, L.P. (AMEX:FRL), Forum Group increased the offer price in its cash tender offer for any and all outstanding units representing limited partners' interests in Forum Retirement Partners from $2.50 to $2.83 per unit, net to the seller in cash.

         Based upon the unanimous recommendation of the Special Committee comprised of the independent members of the Board of Directors of Forum Retirement, Inc., the Board of Directors of Forum Retirement, Inc. (with the director affiliated with Forum Group abstaining) has determined that the $2.83 offer is fair to unitholders (other than Forum Group and its affiliates) and recommends that unitholders accept the $2.83 offer and tender all of their units pursuant to the offer. An independent investment banking firm retained by the Special Committee has advised the Special Committee that the cash consideration to be received by unitholders (other than Forum Group and its affiliates) pursuant to the tender offer is fair to such unitholders, from a financial point of view.

         In connection with the increase in the offer price, the offer has been extended and will now expire at 12:00 midnight, New York City time, on Friday, November 10, 1995, unless further extended.

         Forum Group expects to file with the Securities and Exchange Commission later today a supplement to the Offer to Purchase which was previously filed with the Commission and mailed to unitholders in connection with the tender offer. Copies of the Supplement, together with the Schedule 14D-9 Solicitation/Recommendation Statement to be filed by Forum Retirement Partners with the Commission, will also be mailed to unitholders. The Supplement and the Schedule 14D-9 contain important information concerning the tender offer and the recommendation of the Board of Directors of the Forum Retirement, Inc.

         Procedures for tendering units are set forth in the Offer to Purchase previously mailed to unitholders. Tendering unitholders should continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery delivered with the Offer to Purchase. Unitholders who have already tendered units using the Letter of Transmittal need not complete another Letter of Transmittal or take any additional action. All units validly tendered, including units already tendered, and not withdrawn prior to the expiration of the offer will be purchased at the $2.83 per unit price, assuming the tender offer is consummated.

         MacKenzie Partners, Inc. is acting as Information Agent for the tender offer and American Stock Transfer & Trust Company is the Depositary.

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